May 12, 2025

Rachel E. Haurwitz, Ph.D.
President and Chief Executive Officer
Caribou Biosciences, Inc.
2929 7th Street, Suite 105
Berkeley, California 94710

       Re: Caribou Biosciences, Inc.
           Registration Statement on Form S-3
           Filed May 8, 2025
           File No. 333-287093
Dear Rachel E. Haurwitz Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ashok W. Mukhey, Esq.